                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                        For the Year Ended June 30, 1998

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          Commission File Number 1-483


                               Title of the Plan --


                        INVESTMENT PLAN FOR EMPLOYEES OF
                               MALLINCKRODT INC.


                Name and Address of the Issuer of the Securities
                           Held Pursuant to the Plan --


                               Mallinckrodt Inc.
                            675 McDonnell Boulevard
                           St. Louis, Missouri  63134

                                   Signature

The Plan--Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Inc.
                          Employee Benefits Committee

           Signature                            Title                         Date
-----------------------------------------------------------------------------------------
BRUCE K. CROCKETT
-------------------------------
Bruce K. Crockett                Vice President, Human Resources        December 15, 1998

ROGER A. KELLER
-------------------------------
Roger A. Keller                  Vice President, Secretary and          December 15, 1998
                                 General Counsel

DAVID R. KUPFERER
-------------------------------
David R. Kupferer                Vice President, Human Resources,       December 15, 1998
                                 Pharmaceutical Group

JUDITH C. REBHOLZ
-------------------------------
Judith C. Rebholz                Director, International Treasury       December 15, 1998
                                 and Corporate Finance

JOHN J. RIORDAN
-------------------------------
John J. Riordan                  Vice President, Pension and            December 15, 1998
                                 Profit Sharing Plans

NANCY J. STEMME
-------------------------------
Nancy J. Stemme                  Director of Compensation and           December 15, 1998
                                 Welfare Benefits

WILLIAM B. STONE
-------------------------------
William B. Stone                 Vice President, Information            December 15, 1998
                                 Technology
                                 (Chairman of the Committee)

FRANK A. VOLTOLINA
-------------------------------
Frank A. Voltolina               Vice President and Treasurer           December 15, 1998

                         Investment Plan for Employees
                             of Mallinckrodt Inc.

                           Financial Statements and
                            Supplemental Schedules

                      Years ended June 30, 1998 and 1997
                      with Independent Auditors' Reports

                         Investment Plan for Employees
                              of Mallinckrodt Inc.


                            Financial Statements and
                             Supplemental Schedules

                       Years ended June 30, 1998 and 1997



                                    Contents

Independent Auditors' Reports.....................................................     1-2

Financial Statements

Statements of Net Assets Available for Benefits with Fund Information.............     3-6
Statements of Changes in Net Assets Available for Benefits with Fund Information..    7-10
Notes to Financial Statements.....................................................   11-16

Supplemental Schedules

Line 27(a)--Schedule of Assets Held for Investment................................      18
Line 27(d)--Schedule of Reportable Transactions...................................   19-20

                                                    Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of
 Mallinckrodt Inc.

We have audited the accompanying statement of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 1998 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects to the financial statements taken as a whole.


/s/ Stone Carlie & Company, L.L.C.

St. Louis, Missouri
November 24, 1998

                         Report of Independent Auditors

Plan Administrator
Investment Plan for Employees of
 Mallinckrodt Inc.

We have audited the accompanying statement of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
October 29, 1997

               Investment Plan for Employees of Mallinckrodt Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                                 June 30, 1998

                                                        State Street    AMEX Trust                 AMEX Trust   PBHG  Fidelity Low-
                                           Mallinckrodt International  Equity Index  State Street Money Market Growth Price Stock
                                  Total     Stock Fund    Index Fund     Fund II       Bond Fund    Fund II     Fund       Fund
                              ------------------------------------------------------------------------------------------------------
Investments:
 State Street International
  Index Fund (shares-
  274,039; cost-$3,121,578)     $3,307,374            -  $3,307,374            -            -            -           -           -
 American Express Trust
  Equity Index Fund II
  (shares-2,879,777; cost-
  $68,276,633)                  87,556,750            -           -  $87,556,750            -            -           -           -
 State Street Bond Fund
  (shares-276,054; cost-
  $3,111,129)                    3,245,846            -           -            -   $3,245,846            -           -           -
 American Express Trust
  Money Market Fund II (shares-
  2,765,731; cost-$2,765,731)    2,765,731            -           -            -            -   $2,765,731           -           -
 PBHG Growth Fund (shares-
  293,130; cost-$7,588,843)      7,964,331            -           -            -            -            -  $7,964,331           -
 Fidelity Low-Price Stock Fund
  (shares-364,705;
  cost-$9,190,201)               9,890,810            -           -            -            -            -           -  $9,890,810
 IDS New Dimensions Fund (Y)
  (shares-351,191;
  cost-$8,730,608)               9,784,526            -           -            -            -            -           -           -
 Dodge & Cox Stock Fund
  (shares-120,574;
  cost-$11,727,268)             12,104,456            -           -            -            -            -           -           -
 Investments in collective
  funds, at fair value
  (Mallinckrodt Stock Fund-
  units 4,062,070, cost-
  $30,831,111; AMEX
  Aggressive Fund-
  units 816,992, cost-
  $9,166,650; AMEX Moderate
  Fund-units 369,247, cost-
  $4,072,794; AMEX Conservative
  Fund-units 123,787, cost-
  $1,395,079; Stable Value
  Fund-units 7,052,049,
  cost-$75,775,139)            120,187,471  $27,528,650           -            -            -            -           -           -
 Loans to participants           9,498,150            -           -            -            -            -           -           -
                              ----------------------------------------------------------------------------------------------------
Total investments              266,305,445   27,528,650   3,307,374   87,556,750    3,245,846    2,765,731   7,964,331   9,890,810
Receivables:
 Employer contributions          6,031,681    5,965,285       2,314        9,525        1,971        1,293       7,687       6,392
 Participant contributions         589,735       51,010      19,207       80,846       15,192        9,460      64,311      55,043
                              ----------------------------------------------------------------------------------------------------
Total receivables                6,621,416    6,016,295      21,521       90,371       17,163       10,753      71,998      61,435
                              ----------------------------------------------------------------------------------------------------
Net assets available
for benefits                  $272,926,861  $33,544,945  $3,328,895  $87,647,121   $3,263,009   $2,776,484  $8,036,329  $9,952,245
                              ====================================================================================================

See notes to financial statements.                                       Page 3

               Investment Plan for Employees of Mallinckrodt Inc.

                                 June 30, 1998

                                           IDS New                     AMEX        AMEX         AMEX
                                          Dimensions  Dodge & Cox   Aggressive   Moderate   Conservative   Stable Value     Loan
                                             Fund         Fund         Fund        Fund         Fund           Fund       Account
                                          -----------------------------------------------------------------------------------------
Investments:
  State Street International
    Index Fund (shares-274,039;
    cost-$3,121,578)                               -            -            -           -            -               -           -
  American Express Trust Equity
    Index Fund II (shares-2,879,777;
    cost-$68,276,633)                              -            -            -           -            -               -           -
  State Street Bond Fund (shares-
    276,054; cost-$3,111,129)                      -            -            -           -            -               -           -
  American Express Trust Money
    Market Fund II (shares-2,765,731;
    cost-$2,765,731)                               -            -            -           -            -               -           -
  PBHG Growth Fund (shares-293,130;
    cost-$7,588,843)                               -            -            -           -            -               -           -
  Fidelity Low-Price Stock Fund
    (shares-364,705; cost-$9,190,201)              -            -            -           -            -               -           -
  IDS New Dimensions Fund (Y) (shares-
    351,191; cost-$8,730,608)             $9,784,526            -            -           -            -               -           -
  Dodge & Cox Fund (shares-120,574;
    cost-$11,727,268)                              -  $12,104,456            -           -            -               -           -
  Investments in collective funds, at
    fair value (Mallinckrodt Stock
    Fund-units 4,062,070, cost-
    $30,831,111; AMEX Aggressive Fund-
    units 816,992, cost-$9,166,650;
    AMEX Moderate Fund-units 369,247,
    cost-$4,072,794; AMEX Conservative
    Fund-units 123,787, cost-$1,395,079;
    Stable Value Fund-units 7,052,049,
    cost-$75,775,139)                              -            -  $10,372,529  $4,498,910   $1,498,321     $76,289,061           -
  Loans to participants                            -            -            -           -            -               -  $9,498,150
                                          -----------------------------------------------------------------------------------------
Total investments                          9,784,526   12,104,456   10,372,529   4,498,910    1,498,321      76,289,061   9,498,150
Receivables:
  Employer contributions                       6,865        6,975       10,904       5,675        1,561           5,234           -
  Participant contributions                   56,873       59,555       87,640      41,567       11,386          37,645           -
                                          -----------------------------------------------------------------------------------------
Total receivables                             63,738       66,530       98,544      47,242       12,947          42,879           -
                                          -----------------------------------------------------------------------------------------
Net assets available for benefits         $9,848,264  $12,170,986  $10,471,073  $4,546,152   $1,511,268     $76,331,940  $9,498,150
                                          =========================================================================================

See notes to financial statements.                                        Page 4

              Investment Plan for Employees of Mallinckrodt Inc.

     Statement of Net Assets Available for Benefits with Fund Information

                                 June 30, 1997

                                                                                             State Street        AMEX Trust
                                                                          Mallinckrodt       International      Equity Index
                                                         Total             Stock Fund         Index Fund           Fund II
                                                    -------------------------------------------------------------------------
Investments:
  State Street International
   Index Fund (shares--115,917;
   cost--$1,218,009)                                 $  1,323,544                     --       $1,323,544                 --

  American Express Trust Equity
   Index Fund II (shares--3,446,152;
   cost--$67,597,820)                                  80,795,023                     --               --        $80,795,023

  State Street Bond Fund (shares
   88,644; cost--$924,890)                                945,387                     --               --                 --

  American Express Trust Money
   Market Fund II (shares--
   638,823; cost--$638,823)                               638,823                     --               --                 --

  Pilgrim, Baxter & Associates
   Growth Fund (shares--
   156,921; cost--$3,539,683)                           3,886,935                     --               --                 --

  Fidelity Low-Price Stock Fund
   (shares--130,987; cost--$2,900,825)                  3,137,141                     --               --                 --

  IDS New Dimensions Fund (Y)
   (shares--146,099; cost--$3,175,799)                  3,439,180                     --               --                 --

  Dodge & Cox Stock Fund
   (shares--45,533; cost--$3,929,663)                   4,240,982                     --               --                 --

  Investments in insurance contracts,
   at contract value                                  107,072,199                     --               --                 --

  Investments in pooled accounts, at fair value
   (Mallinckrodt Stock Fund--units 3,906,696; cost--
    $27,562,305; AMEX Aggressive Fund--units
    412,120; cost--$4,158,129; AMEX Moderate Fund
    --units 167,496; cost--$1,687,755; AMEX
    Conservative Fund--units 37,589; cost--$381,303)   41,339,683            $34,620,356               --                 --

  Loans to participants                                 8,956,875                     --               --                 --
                                                     -----------------------------------------------------------------------
Total investments                                     255,775,772             34,620,356        1,323,544         80,795,023
Receivables:
  Employer contributions                                9,862,108              9,761,459            3,132             12,320
  Participant contributions                               913,276                 88,256           35,526            103,597
  Interest and dividends                                  146,631                144,310               --                 --
                                                     -----------------------------------------------------------------------

Total receivables                                      10,922,015              9,994,025           38,658            115,917
Amounts owed to (from) other funds                             --                (50,944)           6,541             44,820
                                                     -----------------------------------------------------------------------
Net assets available for benefits                    $266,697,787            $44,563,437       $1,368,743        $80,955,760
                                                     =======================================================================


See notes to financial statements.



                                                                           AMEX Trust                              Fidelity
                                                      State Street        Money Market         PBHG Growth         Low-Price
                                                        Bond Fund            Fund II              Fund             Stock Fund
                                                    ---------------------------------------------------------------------------
Investments:
  State Street International
   Index Fund (shares--115,917;
   cost--$1,218,009)                                           --                     --               --                 --

  American Express Trust Equity
   Index Fund II (shares--3,446,152;
   cost--$67,597,820)                                          --                     --               --                 --

  State Street Bond Fund (shares
   88,644; cost--$924,890)                               $945,387                     --               --                 --

  American Express Trust Money
   Market Fund II (shares--
   638,823; cost--$638,823)                                    --               $638,823               --                 --

  Pilgrim, Baxter & Associates
   Growth Fund (shares--
   156,921; cost--$3,539,683)                                  --                     --       $3,886,935                 --

  Fidelity Low-Price Stock Fund
   (shares--130,987; cost--$2,900,825)                         --                     --               --          3,137,141

  IDS New Dimensions Fund (Y)
   (shares--146,099; cost--$3,175,799)                         --                     --               --                 --

  Dodge & Cox Stock Fund
   (shares--45,533; cost--$3,929,663)                          --                     --               --                 --

  Investments in insurance contracts,
   at contract value                                           --                     --               --                 --

  Investments in pooled accounts, at fair value
   (Mallinckrodt Stock Fund--units 3,906,696; cost--
    $27,562,305; AMEX Aggressive Fund--units
    412,120; cost--$4,158,129; AMEX Moderate Fund
    --units 167,496; cost--$1,687,755; AMEX
    Conservative Fund--units 37,589; cost--$381,303)           --                     --               --                 --

  Loans to participants                                        --                     --               --                 --
                                                     -----------------------------------------------------------------------
Total investments                                         945,387                638,823        3,886,935          3,137,141
Receivables:
  Employer contributions                                    4,269                  1,509           13,569              9,360
  Participant contributions                                24,418                 11,228          115,679             79,888
  Interest and dividends                                       --                  2,321               --                 --
                                                     -----------------------------------------------------------------------

Total receivables                                          28,687                 15,058          129,248             89,248
Amounts owed to (from) other funds                          1,454                 (6,572)          43,352             15,684
                                                     -----------------------------------------------------------------------
Net assets available for benefits                        $975,528               $647,309       $4,059,535         $3,242,073
                                                     =======================================================================




                                                                          Page 5


See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

                                 June 30, 1997

                                     IDS New                        AMEX         AMEX         AMEX
                                    Dimensions    Dodge & Cox    Aggressive    Moderate   Conservative    Stable Value
                                       Fund           Fund          Fund         Fund         Fund            Fund      Loan Account
                                   -------------------------------------------------------------------------------------------------
Investments:
  State Street International
    Index Fund (shares--115,917;
    cost--$1,218,009)                      --             --            --           --           --               --           --
  American Express Trust Equity
    Index Fund II (shares--
    3,446,152;  cost--
    $67,597,820)                           --             --            --           --           --               --           --
  State Street Bond Fund
    (shares--88,644; cost--
    $924,890)                              --             --            --           --           --               --           --
  American Express Trust Money
    Market Fund II (shares--
    638,823; cost--$638,823)               --             --            --           --           --               --           --
  Pilgrim, Baxter & Associates
    Growth Fund (shares--
    156,921;  cost--$3,539,683)            --             --            --           --           --               --           --
  Fidelity Low-Price Stock Fund
    (shares--130,987; cost--
    $2,900,825)                            --             --            --           --           --               --           --
  IDS New Dimensions Fund (Y)
    (shares--146,099;
    cost--$3,175,799)               $3,439,180            --            --           --           --               --           --
  Dodge & Cox Fund (shares--45,533;
    cost--$3,929,663)                      --      $4,240,982           --           --           --               --           --
  Investments in insurance
    contracts, at contract
    value                                  --             --            --           --           --      $107,072,199          --
  Investments in pooled accounts,
    at fair value (Mallinckrodt
    Stock Fund--units 3,906,696;
    cost--$27,535,603; AMEX
    Aggressive Fund--units 412,120;
    cost--$4,158,129; AMEX Moderate
    Fund--units 167,496; cost--
    $1,687,755; AMEX Conservative
    Fund--units 37,589; cost--
    $381,303)                              --             --     $4,523,837   $1,794,719     $400,771              --           --
  Loans to participants                    --             --            --           --           --               --    $8,956,875
                                   ------------------------------------------------------------------------------------------------
Total investments                    3,439,180      4,240,982     4,523,837    1,794,719      400,771      107,072,199    8,956,875
Receivables:
  Employer contributions                11,119         10,156        16,223        8,803        2,374            7,815          --
  Participant contributions             92,157         87,289       132,367       66,878       18,481           57,512          --
  Interest and dividends                   --             --            --           --           --               --           --
                                   ------------------------------------------------------------------------------------------------
Total receivables                      103,276         97,445       148,590       75,681       20,855           65,327          --
Amounts owed to (from) other funds       5,581         19,178         6,806        3,177          --           (89,077)         --
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits   $3,548,037     $4,357,605    $4,679,233   $1,873,577   $  421,626     $107,048,449   $8,956,875
                                   ================================================================================================

               Investment Plan for Employees of Mallinckrodt Inc.

Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended June 30, 1998

                                                                                               State Street       AMEX Trust
                                                                              Mallinckrodt     International     Equity Index
                                                                Total          Stock Fund       Index Fund         Fund II
                                                             ----------------------------------------------------------------
Investment income:
  Interest and dividend income                               $  8,856,401     $    609,702               -       $      3,268
  Realized and unrealized gains (losses)                       18,275,739       (7,909,910)     $  211,232         21,484,193
                                                             ----------------------------------------------------------------
Net investment income                                          27,132,140       (7,300,208)        211,232         21,487,461

Contributions:
  Employer cash                                                 2,216,848          203,019          77,783            271,345
  Employer common stock                                         5,958,902        5,958,902               -                  -
  Participant                                                  18,647,293        2,049,529         819,882          2,987,611
                                                             ----------------------------------------------------------------
Total contributions                                            26,823,043        8,211,450         897,665          3,258,956

Cash and stock distributed to participants                    (47,726,109)      (5,307,039)       (346,103)       (14,577,173)
Transfers of investment direction                                       -       (6,622,695)      1,197,358         (3,477,883)
                                                             ----------------------------------------------------------------
Net increase (decrease)                                         6,229,074      (11,018,492)      1,960,152          6,691,361
Net assets available for benefits at beginning of year        266,697,787       44,563,437       1,368,743         80,955,760
                                                             ----------------------------------------------------------------
Net assets available for benefits at end of year             $272,926,861     $ 33,544,945      $3,328,895       $ 87,647,121
                                                             ================================================================

                                                                                AMEX Trust         PBHG          Fidelity
                                                              State Street     Money Market       Growth        Low-Price
                                                               Bond Fund         Fund II           Fund         Stock Fund
                                                              ------------------------------------------------------------
Investment income:
  Interest and dividend income                                          -      $    66,922               -     $   424,630
  Realized and unrealized gains (losses)                       $  189,545                -      $  424,256         779,252
                                                              ------------------------------------------------------------
Net investment income                                             189,545           66,922         424,256       1,203,882

Contributions:
  Employer cash                                                    59,554           33,617         257,556         197,483
  Employer common stock                                                 -                -               -               -
  Participant                                                     606,944          325,250       2,708,079       2,150,544
                                                              ------------------------------------------------------------
Total contributions                                               666,498          358,867       2,965,635       2,348,027

Cash and stock distributed to participants                       (324,851)      (1,323,148)       (805,790)     (1,034,517)
Transfers of investment direction                               1,756,289        3,026,534       1,392,693       4,192,780
                                                              ------------------------------------------------------------
Net increase (decrease)                                         2,287,481        2,129,175       3,976,794       6,710,172
Net assets available for benefits at beginning of year            975,528          647,309       4,059,535       3,242,073
                                                              ------------------------------------------------------------
Net assets available for benefits at end of year               $3,263,009      $ 2,776,484      $8,036,329     $ 9,952,245
                                                              ============================================================

                                                                          Page 7

See notes to financial statements.

              Investment Plan for Employees of Mallinckrodt Inc.

Statement of Changes in Net Assets Available for Benefits with Fund Information
                                  (continued)

                           Year ended June 30, 1998

                                       IDS New                       AMEX         AMEX         AMEX       Stable
                                      Dimensions     Dodge & Fox  Aggressive    Moderate   Conservative    Value        Loan
                                         Fund           Fund         Fund         Fund         Fund        Fund        Account
                                     -------------------------------------------------------------------------------------------
Investment income:
 Interest and dividend income         $  519,708   $   931,491            --           --           --   $5,555,842  $   744,838
 Realized and unrealized gains         1,103,988       427,192   $ 1,044,971   $  405,991   $  115,029           --           --
                                     -------------------------------------------------------------------------------------------
Net investment income                  1,623,696     1,358,683     1,044,971      405,991      115,029    5,555,842      744,838

Contributions:
 Employer cash                           216,311       214,615       328,944      171,001       40,609      145,011           --
 Employer common stock                        --            --            --           --           --           --           --
 Participant                           2,301,934     2,355,747     3,503,110    1,731,077      415,327    1,523,688   (4,831,429)
                                     -------------------------------------------------------------------------------------------
Total contributions                    2,518,245     2,570,362     3,832,054    1,902,078      455,936    1,668,699   (4,831,429)

Cash and stock distributed to
 participants                           (895,365)   (1,882,297)   (1,515,540)    (643,089)    (260,920) (23,438,143)   4,627,866

Transfers of investment direction      3,053,651     5,766,633     2,430,355    1,007,595      779,597  (14,502,907)          --
                                     -------------------------------------------------------------------------------------------
Net increase (decrease)                6,300,227     7,813,381     5,791,840    2,672,575    1,089,642  (30,716,509)     541,275

Net assets available for benefits
 at beginning of year                  3,548,037     4,357,605     4,679,233    1,873,577      421,626  107,048,449    8,956,875
                                     -------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of year                       $9,848,264   $12,170,986   $10,471,073   $4,546,152   $1,511,268  $76,331,940   $9,498,150
                                     ===========================================================================================

See notes to financial statements.                                        Page 8

              Investment Plan for Employees of Mallinckrodt Inc.

Statement of Changes in Net Assets Available for Benefits with Fund Information

                           Year ended June 30, 1997

                                                   Mallinckrodt   Fixed Income      Balanced       S&P 500
                                      Total         Stock Fund        Fund            Fund       Index Fund
                                   --------------------------------------------------------------------------
Investment income:
  Interest and dividend income      $11,651,063       $466,394      $3,137,404      $1,081,783       $762,552
  Realized and unrealized gains      21,419,126        334,021              --       2,364,750      5,847,133
                                   --------------------------------------------------------------------------
Net investment income                33,070,189        800,415       3,137,404       3,446,533      6,609,685

Contributions:
  Employer                           13,448,055     10,375,628         382,224         140,724      1,009,306
  Participant                        22,631,014      3,914,334       2,877,880       2,772,506      4,364,087
                                   --------------------------------------------------------------------------
Total contributions                  36,079,069     14,289,962       3,260,104       2,913,230      5,373,393

Cash and stock distributed to
  participants                      (22,100,620)    (3,330,729)     (6,690,978)     (1,953,787)    (2,892,044)
Transfers (to) from other plans         (79,946)       (41,680)        (24,378)          3,611        (18,400)
Transfers of investment direction            --     (3,787,650)        222,733        (819,293)     1,308,457
Transfers (to) from other trustees           --             --     (87,856,536)    (38,293,844)   (63,921,394)
                                   --------------------------------------------------------------------------
Net increase (decrease)              46,968,692      7,930,318     (87,951,651)    (34,703,550)   (53,540,303)
Net assets available for benefits
  at beginning of year              219,729,095     36,633,119      87,951,651      34,703,550     53,540,303
                                   --------------------------------------------------------------------------
Net assets available for benefits
  at end of year                   $266,697,787    $44,563,437              --              --             --
                                   ==========================================================================

                                  State Street    AMEX Trust                       AMEX Trust
                                  International  Equity Index     State Street    Money Market
                                   Index Fund      Fund II         Bond Fund        Fund II
                                  ------------------------------------------------------------
Investment income:
  Interest and dividend income           $1,220     $3,117,998          $1,720          $5,881
  Realized and unrealized gains         108,689     11,060,728          21,066              --
                                     ---------------------------------------------------------
Net investment income                   109,909     14,178,726          22,786           5,881

Contributions:
  Employer                               51,228        261,750          40,154          19,518
  Participant                           519,925      1,452,542         372,254         244,784
                                     ---------------------------------------------------------
Total contributions                     571,153      1,714,292         412,408         264,302

Cash and stock distributed to
  participants                          (19,927)    (3,055,727)        (7,567)        (45,887)
Transfers (to) from other plans              --            901             --              --
Transfers of investment direction       707,608      4,196,174        547,901         423,013
Transfers (to) from other trustees           --     63,921,394             --              --
                                     --------------------------------------------------------
Net increase (decrease)               1,368,743     80,955,760        975,528         647,309
Net assets available for benefits
  at beginning of year                       --             --             --              --
                                     --------------------------------------------------------
Net assets available for benefits
  at end of year                     $1,368,743    $80,955,760       $975,528        $647,309
                                     ========================================================

See notes to financial statements.                                        Page 9

              Investment Plan for Employees of Mallinckrodt Inc.

Statement of Changes in Net Assets Available for Benefits with Fund Information
                                  (continued)

                           Year ended June 30, 1997

                      PBHG    Fidelity Low-   IDS New     Dodge &      AMEX        AMEX       AMEX
                     Growth    Price Stock   Dimensions    Cox      Aggressive   Moderate  Conservative  Stable Value      Loan
                      Fund        Fund         Fund        Fund        Fund        Fund        Fund         Fund          Account
                  ----------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and
  dividend income     $7,565      $2,830       $3,840     $27,718      $6,489       $2,361      $514     $3,024,794             --
 Realized and
  unrealized gains   357,045     237,734      266,856     313,249     373,076      111,848    22,931             --             --
                  ----------------------------------------------------------------------------------------------------------------
Net investment
 income              364,610     240,564      270,696     340,967     379,565      114,209    23,445      3,024,794             --

Contributions:
 Employer            175,890     114,748      137,915     114,044     200,379      109,764    29,993        284,790             --
 Participant       1,759,105   1,169,078    1,358,237   1,098,247   1,971,631      986,893   285,410        985,759    ($3,501,658)
                  ----------------------------------------------------------------------------------------------------------------
Total
 contributions     1,934,995   1,283,826    1,496,152   1,212,291   2,172,010    1,096,657   315,403      1,270,549     (3,501,658)

Cash and stock
 distributed to
 participants        (39,203)    (33,063)     (39,870)    (50,022)    (50,664)     (22,340)  (12,729)    (9,414,144)     5,558,061
Transfers (to)
 from other
 plans                    --          --           --          --          --           --        --             --             --
Transfers of
 investment
 direction         1,799,133   1,750,746    1,821,059   2,854,369   2,178,322      685,051    95,507    (13,983,130)            --
Transfers (to)
 from other
 trustees                 --          --           --          --          --           --        --    126,150,380             --
                  ----------------------------------------------------------------------------------------------------------------
Net increase
 (decrease)        4,059,535   3,242,073    3,548,037   4,357,605   4,679,233    1,873,577   421,626    107,048,449      2,056,403
Net assets
 available for
 benefits at
 beginning of
 year                     --          --           --          --          --           --        --             --      6,900,472
                  ----------------------------------------------------------------------------------------------------------------
Net assets
 available for
 benefits at
 end of year      $4,059,535  $3,242,073   $3,548,037  $4,357,605  $4,679,233   $1,873,577  $421,626   $107,048,449     $8,956,875
                  ================================================================================================================

See notes to financial statements.                                       Page 10

              Investment Plan for Employees of Mallinckrodt Inc.

                         Notes to Financial Statements

                                 June 30, 1998


1. Description of the Plan

General

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (Mallinckrodt or the Company) and certain wholly owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan.

Effective January 1, 1997, American Express Trust Company (AMEX) became the Plan's recordkeeper and trustee. Assets totaling $219.5 million were transferred from the previous trustee (The Northern Trust Company) and recordkeeper on January 2, 1997.

Participation and Vesting

Eligible employees may join the Plan immediately upon being hired. Participants are fully vested in all participant and employer contributions and the earnings thereon.

Participants' Accounts

Separate accounts are maintained for each participant. Participant account balances are adjusted daily for contributions, distributions, loans, income, gains, and losses.

Contributions

Participants generally can contribute up to 15 percent of their base salaries on a pre-tax, after-tax, or combined basis. The Company makes matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions are limited to 6 percent of a participant's base monthly salary.

The Company may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. Supermatch contributions are made in or invested in Mallinckrodt Inc. common stock. Supermatch contributions may not be withdrawn, borrowed, or transferred from Company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 plus investment return thereon exceeds 15 percent of the total value of the participant's accounts.

              Investment Plan for Employees of Mallinckrodt Inc.

Contributions (continued)

Total employer contributions (including Supermatch) were equal to 77 percent of participants' eligible contributions for the year ended June 30, 1998 and 97 percent for the year ended June 30, 1997.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Fund Asset Valuation

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) in such fund as of the previous valuation date.

Investments

Participants direct investment of their contributions as well as employer contributions among the following funds:

 . State Street International Index Fund -- This fund invests in equity securities of companies located outside North and South America and is structured to match returns of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

 . AMEX Trust Equity Index Fund II -- This fund invests in equity securities of companies with sector and industry weighting similar to the Standard and Poor's 500.

 . State Street Bond Market Fund -- This fund invests primarily in investment grade corporate, governmental and mortgage-backed bonds with the objective of producing current income.

 . AMEX Trust Money Market Fund II -- This fund invests in high quality commercial paper, bankers acceptance obligations, certificates of deposit, and United States Treasury Bills with the object of providing high liquidity, capital preservation, and generating moderate levels of current income.

 . PBHG Growth Fund -- This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

 . Fidelity Low-Price Stock Fund -- This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

 . IDS New Dimensions Fund -- This mutual fund invests primarily in equity securities of medium to large companies with the objective of long-term capital growth.

 . Dodge & Cox Fund -- This mutual fund invests principally in the common stock of large companies with the objective of long-term capital growth.

 . Mallinckrodt Stock Fund -- This fund is invested in Mallinckrodt Inc. common stock.

 . Lifestyle Funds (Aggressive, Moderate, and Conservative) -- These funds invest among the other fund options of the Plan in order to maintain an overall investment asset allocation commensurate with either an aggressive, moderate or conservative risk profile. Investments in the component funds are periodically rebalanced in order to maintain the desired risk profile amid market fluctuations.

 . Stable Value Fund -- This fund invests in Guaranteed Investment Contracts issued by insurance companies and in the American Express Income Fund II. The investment objective is to preserve principal and provide current income.

Prior to January 1, 1997, the Plan offered four investment funds trusteed at The Northern Trust Company. These investments included a Mallinckrodt Inc. Stock Fund, a Balanced Fund, an S&P 500 Index Fund, and a Fixed Income Fund. All balances were transferred to American Express Trust Company, effective January 1, 1997. Upon transfer, the Balanced Fund and Fixed Income Fund were transferred into the Stable Value Fund, and the S&P 500 Index Fund was transferred into the AMEX Trust Equity Index Fund II.

The assets at June 30, 1998 and 1997 of the Mallinckrodt Stock Fund, AMEX Trust Equity Index Fund II and the Stable Value Fund represent 5 percent or more of the fair value of net assets available for benefits at June 30, 1998 and 1997.

Withdrawals

Participants may withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with Mallinckrodt or its affiliates, plan participants generally may elect to receive a full or partial distribution, or may elect to maintain their balances in the Plan.

              Investment Plan for Employees of Mallinckrodt Inc.

Withdrawals (continued)

Active participants can make hardship withdrawals of employee contributions in certain circumstances and can make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals are subject to various restrictions, including Supermatch restrictions, and may be subject to income tax penalties.

Loans to Participants

Participants may obtain loans from their plan accounts subject to certain terms, as defined by the Plan. General purpose loans are made for periods of one to five years and residential loans are made for periods of one to ten years. The interest rate charged is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Principal and interest payments are made by payroll deductions or in lump-sum repayments and are invested in the same manner as current contributions.

Plan Expenses

All expenses incurred in connection with acquisition or disposition of securities for and the operation of the investment funds as well as the mutual funds offered under the Plan are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for the plan operations, are charged to and paid by the Plan and allocated against the participant accounts. The maximum administration charge against participant accounts is limited to $60 per plan year in addition to specific transaction charges directed by participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

Plan accounting records are maintained on the accrual basis.

Investments

Investments in mutual funds are valued at quoted market prices. Investments in the other funds except for the Stable Value Fund are valued at the quoted market prices of the underlying securities. Investments in the Stable Value Fund include insurance contracts valued at contract value, which approximates market value.

              Investment Plan for Employees of Mallinckrodt Inc.

Investment in the Stable Value Fund

At June 30, 1998, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). At June 30, 1997, the stable value fund was invested in guaranteed interest contracts with Transamerica and Metropolitan Life Insurance Company (Metropolitan). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for each of the contract years beginning January 1, 1998 and 1997 is
6.5 percent, net of investment management fees. The contract with Metropolitan dated October 18, 1991 provided guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1997 was 6.08 percent, net of investment management fees.

Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund to minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II.

Security Transactions

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Plan Termination

Although Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of the balances held in their respective plan accounts. Because all plan assets are allocated to plan participants and a participant's benefit under the Plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

              Investment Plan for Employees of Mallinckrodt Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from those estimates.

3. Federal Income Tax Status

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and Mallinckrodt's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. Transactions With Parties-in-Interest

The only transactions with parties-in-interest were purchases and sales of assets through AMEX and The Northern Trust Company. AMEX's and Northern Trust's fees are based on customary and reasonable rates for such services and are paid by the Plan.

              Investment Plan for Employees of Mallinckrodt Inc.








                            Supplemental Schedules

              Investment Plan for Employees of Mallinckrodt Inc.


          Line 27(a)  Schedule of Assets Held for Investment Purposes

                                 June 30, 1998


     Identity of Issuer,                                               Fair
      or Party Involved             Description          Cost         Value
------------------------------------------------------------------------------
American Express Trust Money
  Market Fund II                  2,765,731 shares     $2,765,731    $2,765,731


American Express Trust Equity
  Index Fund II                   2,879,777 shares     68,276,633    87,556,750


State Street Daily Bond Fund
 Series C                           276,054 shares      3,111,129     3,245,846

State Street International
 Index Fund                         274,039 shares      3,121,578     3,307,374

Dodge & Cox Fund                    120,574 shares     11,727,268    12,104,456

Fidelity Low-Price Stock Fund       364,705 shares      9,190,201     9,890,810

IDS New Dimensions Fund             351,191 shares      8,730,608     9,784,526

Mallinckrodt Stock Fund            4,062,070 units     30,831,111    27,528,650

Stable Value Fund                  7,052,049 units     75,775,139    76,289,061

AMEX Conservative Fund               123,787 units      1,395,079     1,498,321

AMEX Moderate Fund                   369,247 units      4,072,794     4,498,910

AMEX Aggressive Fund                 816,992 units      9,166,650    10,372,529

PBHG Growth Fund                    293,130 shares      7,588,843     7,964,331

Participant Loans                Interest from 6.0%             -     9,498,150
                                    to 10.5% due
                                    through 2008
                                                      -------------------------
Total investments                                     $235,752,764 $266,305,445
                                                      =========================

See independent auditors' report.                                       Page 18

              Investment Plan for Employees of Mallinckrodt Inc.

                Line 27(d) -- Schedule of Reportable Transactions

                            Year Ended June 30, 1998

Category (i) Single Transaction Exceeding 5% of the Current Value of Plan Assets
                          at the Beginning of the Year

                                                                            Selling/
                                                                            Maturity                   Current Value on   Net Gain
 Identity of Party Involved      Description of Asset    Purchase Price      Price      Cost of Asset  Transaction Date    (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Metropolitan Life Insurance      Guaranteed Interest                       $18,433,059  $18,433,059       $18,433,059         -
Company                          Contract

American Express Trust           Fixed Income Fund         $18,560,000                   18,560,000        18,560,000         -
Income Fund II

American Express Trust           Fixed Income Fund                          17,951,184   17,951,184        17,951,184         -
Income Fund II

See independent auditors' report.                                        Page 19

              Investment Plan for Employees of Mallinckrodt Inc.

                           Year Ended June 30, 1998

     Category (iii) Series of Transactions in excess of 5% of the Current
               Value of Plan Assets at the Beginning of the Year

                                                           Number                             Selling/
  Identity of Party                                          Of             Purchase          Maturity
       Involved             Description of Asset        Transactions          Price             Price
--------------------------------------------------------------------------------------------------------
Dodge & Cox Stock           Stock Mutual Fund           500 purchases      $11,418,316
Fund                                                    410 sales                             $2,772,085

American Express Trust      Fixed Income Fund             5 purchases       26,392,018
Income II                                                10 sales                             26,626,092

American Express Trust      Stock Fund                  265 purchases        7,342,052
Equity Index II                                         391 sales                             21,733,989

American Express Trust      Money Market Fund           145 purchases       20,953,189
Company Money                                           190 sales                             20,242,378
Market I

American Express Trust      Money Market Fund           276 purchases       16,027,741
Company Money                                           229 sales                             30,561,777
Market II

                                                                            Current Value
  Identity of Party                                                         on Transaction        Net Gain
       Involved             Description of Asset        Cost of Asset            Date              (Loss)
-----------------------------------------------------------------------------------------------------------
Dodge & Cox Stock           Stock Mutual Fund             $11,418,316          $11,418,316
Fund                                                        2,598,901            2,772,085         $173,184

American Express Trust      Fixed Income Fund              26,392,018           26,392,018
Income II                                                  26,407,128           26,626,092          218,964

American Express Trust      Stock Fund                      7,342,052            7,342,052
Equity Index II                                            16,318,327           21,733,989        5,415,662

American Express Trust      Money Market Fund              20,953,189           20,953,189
Company Money                                              20,242,378           20,242,378               --
Market I

American Express Trust      Money Market Fund              16,027,741           16,027,741
Company Money                                              30,561,777           30,561,777               --
Market II

See independent auditors' report.                                        Page 20